EXHIBIT 21 SUBSIDIARIES

CANANDAIGUA NATIONAL CORPORATION

Name of Subsidiary	State of Incorporation

The Canandaigua National Bank and Trust Company	New York

Genesee Valley Trust Company	New York

Canandaigua National Trust Company of Florida	Florida

Greater Funding of New York d/b/a Greater Funding, The Mortgage Company	New York

Canandaigua National Statutory Trust II	Delaware

Canandaigua National Statutory Trust III	Delaware

WBI OBS Financial, LLC	Ohio